Exhibit 99.4

Nova Minerals Limited

Dear Valued Shareholder,

We’d like to inform you that the Annual General Meeting of Nova Minerals Limited (the “Company”) will take place on November 10, 2025, at 10:00 am AEDT in Australia and that all ADR holders on the books of The Bank of New York Mellon (the “Depositary”) as of the close of business September 18, 2025 will be entitled to give voting instructions as detailed below.

As investors increasingly prefer to access AGM-related information online instead of receiving printed documents, and for environmental reasons, the Company has decided to reduce the amount of paper used for this mailing to the extent possible. Therefore, you are receiving this basic notice advising you of the date, place and time of the shareholder meeting, accompanied by a voting instruction card.

If you wish to vote by way of completing a proxy card, please complete and return the duly marked and signed card to the address detailed on the enclosed envelope. Should you prefer to vote online, please visit the website listed on the voting instruction card.

Instructions as to voting on specified resolutions should be indicated by placing an “X” in the appropriate box.

The 2025 Annual Report and the invitation to the meeting, including the agenda can be accessed at: https://www.asx.com.au/markets/trade-our-cash-market/announcements.nva

If you do not have access to the internet and/or would like to obtain a hard copy of the 2025 Annual Report and/or the meeting invitation, please write to:

BetaNXT, Inc.

ATTN: Nova Minerals Ltd, 2025 AGM

P. O. Box 8016

Cary, BC 27512-9903

or contact them by calling the following number (toll free),+1-800-555-2470.